VIA EDGAR

June 25, 2024

U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attn: Jimmy McNamara, Esq.

Re:	OS Therapies Incorporated
Registration Statement on Form S-1, as amended (File No. 333-279839)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Brookline Capital Markets, a division of Arcadia Securities, LLC, as the representative of the underwriters (the “Representative”), hereby joins in the request of OS Therapies Incorporated (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-279839) (the “Registration Statement”), so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on June 26, 2024, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus, dated June 13, 2024, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Brookline Capital Markets,
a division of Arcadia Securities, LLC

By:	/s/ Michael Fontaine
Name:	Michael Fontaine
Title:	Managing Partner